August 14, 2024

Mr. Frank Knapp and Ms. Jennifer Monick
Division of Corporation Finance
Office of Real Estate & Construction
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 202549

Re:	Triple Flag Precious Metals Corp. Form 40-F for the Fiscal Year Ended December 31, 2023 File No. 001-41484

Dear Mr. Knapp and Ms. Monick,

This letter responds to the Staff’s comments set forth in the July 11, 2024 letter regarding the above-referenced Form 40-F. For your convenience, the Staff’s comments are included below in bold font followed by our responses. The terms “we”, “us”, “our” and the “Company” refer to Triple Flag Precious Metals Corp.

Form 40-F for the Fiscal Year Ended December 31, 2023
Exhibit 99.2
3. Summary of material accounting policies
e. Mineral interests, page 14

1.	Please tell us and revise your filing to disclose in greater detail the type(s) of mineral resources (measured, indicated and/or inferred) that are included in your estimated recoverable resources. Please discuss the following:

●	The percentage of measured, indicated, and inferred resources that you include in the portion of resources expected to be converted as reserves.

Response: We are not directly involved in the operation of mines. The mine operators determine the manner in which the properties are explored, developed or operated, including decisions: (i) to expand, continue or reduce, suspend or discontinue production from a property, (ii) about the marketing of products extracted from the property and (iii) to advance exploration efforts and/or to develop non-producing properties. As disclosed in Notes 3e and 4 to our financial statements for the year ended December 31, 2023, the Company relies on information it is entitled to receive under contracts with operators and/or public disclosures of information on mineral reserves and mineral resources from the operators of the producing mineral interests, including disclosures in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the “JORC Code”).

Accordingly, the Company depletes mineral interests in producing mines based on deliveries of precious metal under stream agreements or payment of royalties under royalty agreements over the Company’s attributable share of total estimated recoverable resources expected to be produced at the mines based on the foregoing third-party information.

For accounting purposes, the estimate of total recoverable resources does not distinguish between the mineral reserves, measured and indicated resources (M&I) and inferred categories. For purposes of responding to the Staff, we are only able to provide an estimate of these categories based upon information that the Company has received from the applicable operators and that is derived from reports prepared in accordance NI 43-101 or the JORC Code. On a periodic basis, we compare our recoverable resource estimates to current operator information and make updates to our estimates as considered appropriate, but we are not required to report these categories under IFRS or applicable Canadian securities laws. Accordingly, based on the above-mentioned sources, we estimate that as of December 31, 2023, total estimated recoverable resources consisted of approximately 64.9% mineral reserves, 35.07% M&I and 0.03% inferred resources. The inferred resources included in the estimated recoverable resources related to one producing mineral interest, which had a book value of $8.2 million as of December 31, 2023 and depletion expense of $2.2 million for the year ended December 31, 2023.

Because disclosure of the categories of mineral reserves, M&I and inferred resources is not required by IFRS or by Canadian securities law applicable to financial statements, and the Company is reporting with the SEC under the multijurisdictional disclosure system (MJDS), and because the Company is a royalty and streaming company that would need to seek to obtain data regarding such categories from mine operators and other third parties over which we have no direct operational control, we do not believe that disclosure of these categories in our financial statements is necessary or appropriate.

In addition, we believe based on our experience in the industry, the percentage of M&I and inferred resources is not typically disclosed by our royalty and streaming peers. As such, this information would not be meaningful to investors of royalty and streaming companies, given that it would not provide investors with a useful basis for comparison. Furthermore, we believe that we have already appropriately addressed the accounting of our estimated reserves in our financial statements for the year ended December 31, 2023, which include significant judgement disclosure regarding the determination of total estimated recoverable resources in Notes 3e and 4. Finally, we note that the amount of inferred resources as a percentage of total estimated recoverable resources for the year ended December 31, 2023 was not material (estimated to be 0.03%) and historically the amount of inferred resources has similarly been close to zero.

However, in response to the Staff’s comment, in future filings, we will provide additional relevant disclosure, to the extent such information would be required by IFRS and/or applicable Canadian securities laws (including NI 43-101, National Instrument 51-102 – Continuous Disclosure Obligations and National Instrument 52-107 – Acceptable Accounting Principles and Auditing Standards) and the JORC Code. In addition, we will enhance our disclosure in future filings to discuss qualitatively the extent of our inferred resources if this category becomes material in future periods.

●	The history of converting resources into proven and probable reserves. If inferred resources have been included, separately address the history of converting inferred resources into reserves.

Response: The history of conversion of resources into proven and probable reserves is dependent on the results of operations for the mines and operations that underlie the Company’s royalty and stream interests, for which the Company has no direct operational control. The Company has no direction over the conversion of resources, but it will, at each reporting period, review and analyse whether there is a reasonable expectation of resource conversion, as well as reviewing the history of resource conversion at the individual mines or operations that underlie the Company’s royalty and stream interests. The analysis performed for each royalty and stream interest is based on information published, filed and/or provided by the owner or operator of the property or mine, which can include technical reports prepared in accordance with NI 43-101 or the JORC Code. The history of conversion as it pertains to the Company will be dependent on (i) the composition of the Company’s portfolio of royalty and stream interests from time to time, which can include changes in the number of mines and/or properties that underlie those interests, and (ii) the state of those operations and mines and whether the underlying operator has been successful in the conversion of resources to reserves. Accordingly, the Company respectfully submits that, as a royalty and streaming company, disclosure of the history of conversion would be unduly burdensome to provide, and the results of such disclosure would not provide meaningful information to investors given the complex composition of its portfolio that shifts frequently over time, sometimes due to material acquisitions. Further, the Company believes that its existing disclosures on this issue comply with the requirements of IFRS and applicable securities laws and accordingly, the Company respectfully submits that such additional disclosures would be unnecessary.

Inferred resources are not directly converted into estimated recoverable reserves, and the percentage of inferred resources has historically been a very small percentage of our estimated recoverable resources. Furthermore, as royalty and streaming companies do not have control over the conversion of inferred resources into proven and probable reserves, the history of indirect conversion is typically not disclosed by our industry peers in their financial statements. However, in response to the Staff’s comment, if the percentage of inferred resources is material at a given time, then in future filings, we will provide additional relevant disclosures in our financial statements to explain the history of conversion of inferred resources to indicated or measured resources to reserves if such information would be meaningful to investors or otherwise required by IFRS and/or applicable Canadian securities laws.

●	If inferred resources have been included, please discuss your basis for their inclusion and how you compensated for the lower level of confidence in estimating tonnage, grade and mineral content.

Response: Inferred resources are not included in estimated recoverable reserves. The inclusion of inferred resources in estimated recoverable resources depends on several factors, including estimates of mine operating costs, foreign exchange rate and commodity prices, terms for offtake agreements, future development costs, geological interpretation of drill results and judgments made in estimating the size and grade of the ore body. As noted in the response above, inferred resources comprised approximately only 0.03% of the total estimated recoverable resources as of December 31, 2023, related to one producing mineral interest, and it did not have a material impact on the Company’s depletion expense disclosed in the financial statements.

As discussed above, the percentage of inferred resources has historically been a very small percentage of our estimated recoverable resources. However, in response to the Staff’s comment, if the percentage of inferred resources is material, then in future filings, we will provide additional relevant disclosures in our financial statements to explain the basis for inclusion of inferred resources in our estimated recoverable resources if such information would be meaningful to investors or otherwise required by IFRS and/or applicable Canadian securities laws.

●	Disclose the number of years of historical data that you use to estimate your projected rates of converting resources to proven and probable reserves. Discuss why you believe this historical data is indicative of future conversion rates.

Response: The life of the mineral properties is estimated using life of mine models specifically associated with the mineral properties and which are provided to the Company by the mine operators under the terms of the Company’s royalty and streaming agreements. These models include estimates of mineral reserves and mineral resources, whereby mineral resources are expected to be converted to mineral reserves based on judgment and historical conversion rates achieved by the mine operator.

The number of years over which an analysis is performed varies based on several factors, including the historical information available for the particular mineral interest, the mine stage (historical period of production and operator plans for future production), continuity and other geological characteristics of the mineral deposit. The historical data available combined with other information used to determine the percentage of mineral resources expected to be converted as proven or probable reserves is indicative of future conversion rates as per our judgement and best estimates. For our producing mineral interests, the historical data used varies between three and eight years, except for new mineral interests for which the period is shorter.

As discussed above, the percentage of inferred resources has historically been a very small percentage of our estimated recoverable resources. However, in response to the Staff’s comment, if the percentage of inferred resources is material, then in future filings, we will provide additional relevant disclosures in our financial statements if such information would be meaningful to investors or otherwise required by IFRS and/or applicable Canadian securities laws.

2.	You disclose that in cases where life of mine models and publicly available mineral reserves and resources statements are not available, you base depletion on the your best estimate of the volumes to be delivered under the contract. Please tell us how you determine these volume estimates, identifying the underlying mineral interests that are depleted using these estimates and the amounts capitalized related to these interests.

Response: Where life of mine models and publicly available mineral reserves and resources statements are not available, we estimate volumes based on non-public information that the Company is entitled to receive under contracts with operators to determine the estimated recoverable resources, including corporate presentations provided by the operators, due diligence from site visits, and our knowledge and experience of these mineral interests. For the year ended December 31, 2023, two producing mineral interests were depleted using estimated recoverable resources derived from such non-public information. The book value of these producing mineral interests was $38.5 million as of December 31, 2023, which represented 3.30% of the book value of the Company’s total producing mineral interests. Depletion expense related to these mineral interests was $2.8 million for the year ended December 31, 2023, which represented 4.24% of the total depletion expense in the Company’s financial statements.

3.	You indicate that you record costs related to your exploration stage projects in accordance with IFRS 6. Please tell us and revise your filing to separately disclose the amount of exploration and evaluation assets that are recognized in your financial statements.

Reference is made to paragraphs 23 through 25 of IFRS 6.

Response: As of December 31, 2023, our mineral interest balance included $300 million of exploration and evaluation assets.

In response to the Staff’s comment, the Company added additional disclosures in its unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2024, filed on August 7, 2024, to address the disclosure requirements contained in paragraphs 23 through 25 of IFRS 6. Specifically, the Company included the following additional disclosures, and the Company also proposes to include similar disclosures in future filings:

“1. Includes $1,035 million (2023: $1,168 million) of depletable mineral interest and $599 million (2023: $605 million) of non-depletable mineral interest. Included within non-depletable mineral interest is $300 million (2023: $300 million) of exploration and evaluation assets, as defined by IFRS 6 Exploration for and Evaluation of Mineral Resources. No additions, disposals or impairments related to these assets in 2024 (2023: $166 million additions as part of the Maverix acquisition, and no disposals or impairments). Consequently, there were no cash flows related to these assets for the three and six months ended June 30, 2024 (2023: Cash paid for acquisition of mineral interests associated with the Maverix transaction was included as Investing Activities in the Statement of Cash Flows).”

If you have any questions regarding our responses, please do not hesitate to contact the undersigned at +1 (416) 304–9741.

Sincerely,
Triple Flag Precious Metals Corp.

/s/ Sheldon Vanderkooy

Sheldon Vanderkooy
Chief Financial Officer

Cc:	Torys LLP PricewaterhouseCoopers LLP